AMARC COMMENCES 2011 EXPLORATION PROGRAM IN SOUTH-CENTRAL BC

May 31, 2011- Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) is pleased to provide an update on plans to advance the Newton bulk tonnage gold discovery and other priority targets in the prospective Plateau Gold-Copper Belt, located in south-central British Columbia ("BC"). Amarc considers that the Newton property and Plateau Gold Copper Belt hold significant potential for the discovery and development of epithermal gold and porphyry copper deposits.

During 2011 exploration activity will advance on multiple fronts throughout Amarc’s mineral property interests in south-central BC. This work will be guided by previous years’ drilling results, extensive airborne and ground-based geophysical surveys and a growing internal database of the region’s highly prospective geology. In addition to delineation drilling at Newton, Amarc expects to drill-test three porphyry copper targets in the southern sector of the Plateau Gold-Copper Belt this year. Further, extensive Induced Polarization (IP) surveys will be conducted over 12 deposit-scale targets developed from newly completed airborne geophysical surveys in the northern sector of the district with drill testing of compelling targets to follow.

“It’s an ambitious program that’s guided by our on-the-ground investigations over the last two field seasons and a senior geological team at Amarc that has synthesized a proprietary understanding of the region’s highly prospective geology,” said Amarc Executive Chairman Robert A. Dickinson. “We believe the Plateau Gold-Copper Belt, which runs from the porphyry copper district defined by the Prosperity deposit in the south to the Blackwater-Davidson bulk tonnage epithermal gold district in the north, is the most important emergent gold-copper belt in the Province. Amarc has a dominant land position in the region, and we fully intend to advance our projects on multiple fronts this year. We are planning to commence the field season at Newton by drill testing the extension of the discovery zone to the east under shallow cover.”

At Newton limited wide-spaced historical drilling within an eight square kilometre sulphide mineralized system returned unusually long intervals of highly anomalous to potentially 'ore-grade' bulk tonnage-style gold mineralization (see Amarc new release dated November 30, 2010). A 14-hole, 2009 core drilling program completed by Amarc discovered an area on the eastern side of the mineralized system that hosts potentially ‘ore-grade’ gold intercepts over broad intervals (see Amarc news release dated January 19, 2010).

In 2010, a 25-hole drilling program (see Amarc news release dated February 10, 2011) returned important intercepts in hole 11040, which established that the discovery zone extends eastward under shallow cover and remains open to the east. Hole 11040 returned 155 metres of 0.58 g/t gold starting from surface, including 26 metres of 1.12 g/t gold and 39 metres of 0.71 g/t gold. The hole is located 200 metres east of Amarc's 2009 discovery drilling, which includes 69 metres of 1.41 g/t gold (hole 9001), 128 metres of 0.84 g/t gold (hole 9003) and 189 metres of 1.56 g/t gold (hole 9004) (see detailed drill plan on Amarc's website).

"Our geologists and field crews are currently preparing for drilling at Newton, with the goal of determining the full extent of the grade and continuity of mineralization to the east of the discovery zone,” confirmed Dickinson. “After two years of drilling and other intensive geological investigations at Newton, we have a great deal of confidence in the potential for the discovery zone to emerge as an important gold deposit,” Dickinson said.

In addition to its 80% interest in the Newton property, Amarc holds a 100% interest in a number of properties totaling approximately 2,000 square kilometres of mineral claims that it staked regionally within the Plateau Gold-Copper Belt to the north and south of the Newton property.

In the northern sector of the Plateau Gold-Copper Belt, Amarc has initiated its 2011 regional field program at its Galileo and Hubble properties in the Blackwater-Davidson district by undertaking 4,400 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical surveys (property location maps are posted on Amarc's website at http://www.amarcresources.com/ahr/MapsFigures.asp). Twelve deposit-scale targets have been identified for immediate follow-up in the field and an initial permit for Induced Polarization (IP) ground geophysical surveys has been submitted to the provincial government.

"We are encouraged by the high-quality epithermal gold-silver and gold-copper porphyry-type targets identified by our geologists on the underexplored Galileo and Hubble properties,” Dickinson said. "Our intention is to undertake comprehensive field programs this spring and summer to delineate priority targets for drill testing later in the year.

“The Galileo and Hubble properties lie within what I believe to be the most exciting emerging gold district in BC, with notable bulk tonnage disseminated gold discoveries being advanced at Newton, Blackwater-Davidson and Capoose. At Amarc, we have both a dominant land position in the region and the geological expertise and resources to be a major player in this developing district.”

The Galileo property is located approximately 16 kilometres to the west of the Richfield Ventures Corp.’s Davidson-Blackwater deposit (Indicated Resource of 53.5 million tonnes at 1.06 g/t gold and 5.6 g/t silver, and Inferred Resource of 5.5 million tonnes at 0.96 g/t gold and 4.0 g/t silver). It is also 13 kilometres south of the Capoose deposit (Indicated Resource of 31.2 million tonnes at 0.38 g/t gold and 25.5 g/t silver and Inferred Resource of 37.3 million tonnes at 0.37 g/t gold and 24.6 g/t silver) and just three kilometres west of the 3T’s vein gold deposit (best intercepts include 34 metres at 1.19 g/t gold and 101.2 g/t silver) both of which are held by Silver Quest Resources Ltd.

At the southern end of the Plateau Gold-Copper belt Amarc has secured drilling permits to test three significant porphyry copper targets (see Amarc press releases dated February 10, 2011) and expects to mobilize its drill crews in June. The targets lie some 15 kilometres northeast of Taseko Mines Ltd.’s Prosperity copper-gold project (831 million tonnes of proven and probable reserves grading 0.41 g/t gold and 0.23 % copper, containing 3.6 billion pounds copper and 7.7 million ounces gold at a C$5.50 NSR/t cut-off.)

In addition, Amarc geologists have defined new targets in the southern sector of the Plateau Gold-Copper Belt by combining in-house geological knowledge with the results of a 7,000-line kilometre ZTEM survey (Z-Axis Tipper Electromagnetic system) and a high-sensitivity magnetometer airborne geophysical survey (see Amarc's January 19, 2010 press release). These targets will be further assessed through ground investigations in 2011. An initial permit for IP geophysical field surveys in this area has been submitted to the provincial government.

The Newton property and the Plateau Gold-Copper Belt are located some 100 kilometres west of the City of Williams Lake in a region characterized by subdued topography. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines and late-stage development projects.

Amarc Resources Ltd. is a Vancouver-based exploration and development company affiliated with Hunter Dickinson Inc. (HDI) – a diversified, global mine development company with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release. For further details on Amarc Resources Ltd., please visit the Company’s website at or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.